

ThisWay Global, LLC (the "Company") a Texas LLC

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years Ended December 31, 2019 & 2018



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
ThisWay Global, LLC

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2019 & 2018 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
July 29, 2020
Vincenzo Mongio

Balance Sheet

ThisWay Global LLC

As of December 31, 2019 and 2018

Assets	2019	2018
Current Assets		
Cash and Cash Equivalents	330,457	2,101,952
Accounts Receivable	8,231	2,333
Prepaid Expenses - Software and Consumables	209	-
Prepaid Rent	-	25,375
Total Current Assets	338,897	2,129,660
Fixed Assets		
Computer Equipment	18,253	3,694
Less Accumulated Depreciation on Computer Equipment	(3,674)	(1,066)
Total Fixed Assets	14,579	2,628
Other Assets		
Security Deposits	27,100	27,100
Total Other Term Assets	27,100	27,100
Total Assets	380,576	2,159,388
Liabilities and Equity		
Liabilities		
Current Liabilities		
Employee Benefits	6,864	162
Accounts Payable	0	5,900
Accrued Interest on Convertible Debt	231,481	60,481
Deferred Rent Liability	16,210	4,191
Deferred Revenue	17,072	4,829
Directors' Loan	37,471	36,381
Other Payroll Liability	80,000	80,000
Sales Tax	1,088	165
Other Liability	3,578	5,097
Total Current Liabilities	393,763	197,207
Long Term Liabilities		
Convertible Notes	2,850,000	2,850,000
Total Long Term Liabilities	2,850,000	2,850,000
Total Liabilities	3,243,763	3,047,207
Equity		
Current Year Loss	(1,855,368)	(805,759)
Owner Distributions	(120,000)	-
	(887,819)	(82,060)
Accumulated Deficit		
Total Equity	(2,863,187)	(887,819)
Total Liabilities and Equity	380,576	2,159,388

Statement of Operations

ThisWay Global LLC
For the years ended December 31, 2019 and 2018

	2019	2018
Revenue		
Platform Revenue	208,414	97,156
Total Revenue	208414	97156
Cost of Revenue	62,063	8,534
Gross Profit	146,351	88,623
Operating Expenses		
Advertising & Marketing	59,579	5,445
Selling, General, & Administrative	1,250,705	700,645
Interest	172,089	61,862
Research & Development	519,345	126,429
Total Operating Expenses	2,001,719	894,382
Net Loss from Operations	(1,855,368)	(805,759)

Statement of Cashflows

ThisWay Global LLC
As of December 31, 2019 and 2018

	2019	2018
Operating Activities		
Receipts from customers	214,636	94,989
Payments to suppliers and employees	(1,861,691)	(832,102)
Cash receipts from other operating activities	(2,077)	-
Net Cash Flows from Operating Activities	(1,650,601)	(737,114)
Investing Activities		
Payment for property, plant and equipment	(2,363)	(1,081)
Security Deposits	-	(27,100)
Net Cash Flows from Investing Activities	(2,363)	(28,181)
Financing Activities		
Convertible Note Financing	-	2,850,000
Owner Distributions	(120,000)	-
Net Cash Flows from Financing Activities	(120,000)	2,850,000
Net Cash Flows	(1,771,495)	2,084,705
Cash and cash equivalents at beginning of period	2,101,952	17,247
Cash and cash equivalents at end of period	330,457	2,101,952
Net change in cash for period	(1,771,495)	2,084,705

Statement of Changes in Owner's Equity

ThisWay Global LLC
As of December 31, 2019 and 2018

	2019	2018
Beginning Balance	(887,819)	(82,060)
Net Loss for the period	(1,855,368)	(805,759)
Owner Distributions	(120,000)	-
Ending Balance	(2,863,187)	(887,819)

ThisWay Global LLC.
Notes to Financial Statements
December 31, 2019 and 2018

Note 1 – Organization and Nature of Activities

ThisWay Global, LLC was formed in Texas on September 30, 2016. The financial statements of ThisWay Global, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with generally accepted financial statements ("U.S. GAAP"). The Company's headquarters are located in Austin, Texas. ThisWay Global, LLC provides HR technology software. Customers are primarily located within the United States.

The Company will conduct an equity crowdfunding offering during the third quarter of 2020 for the purposes of raising operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue Recognition

The Company recognize revenues when (a) persuasive evidence that an agreement exists; (b) performance obligations have been fulfilled; (c) the prices are fixed and determinable; and (d) collection of the amounts due is reasonably assured. The company reduces revenue reported by reserving for sales that are expected to be reversed via customer concessions or refunds. This calculation is based on historical data.

Subscription services revenue of 158K and 97k was recognized during the years ended 2019 and 2018, respectively.

Transaction Price Allocated to the Remaining Performance Obligations

As of December, 31 2019, approximately 17K of revenue is expected to be recognized from remaining performance obligations for subscription contracts.

Non-recurring Item

The company entered into a one-time transaction with a 3rd party for $50k for access to the company's HR software services. Performance obligations with respect to the engagement have been satisfied and no further revenue is expected from this customer.

Cost of Revenue

Cost of subscription revenues primarily consists of expenses related to delivering our service and providing support, including the costs of data center capacity, certain fees paid to various third parties for the use of their technology, services and data and employee-related costs such as salaries and benefits.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General, and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, and other miscellaneous expenses.

Income Taxes

The Company is presently a pass-through entity. Any tax associated with the company's operations are payable on the owners' personal tax returns.

Intangible Assets

The company's Intangible assets consists of both patents and trademarks registered or pending. There are no capitalized costs associated with the intangible assets.

Property, Plant, & Equipment

Property and equipment are stated at cost. The Company depreciates these assets using the straight-line method over the estimated useful life ranging from approximately seven to fifteen years. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred.   Significant renewals and settlements are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Leases

The company leases office space for its corporate headquarters. The current lease is in force until 2024 with escalated rent provisions. Accordingly, a deferred rent liability has been recorded. Management has evaluated this lease arrangement to be an operating lease and costs associated with the lease are expensed as incurred.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobse1vable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Dec 31, 2019. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 – Debt

Convertible Debt

The company has issued convertible notes totaling $2,850,000 to various investors at a rate of 6% per annum. A majority of this debt is presently callable at the discretion of the holders for repayment in cash or an option to convert some or all of principal balance of the note, together with all accrued and unpaid interest thereon and other amounts payable in connection with a qualified financing by the company. A qualified financing is a capital raise of $2M on or before March 31, 2021.

Director's Loan

There is a Director's Loan in the amount of $35K received in the past. No payments are required at this time and payment will be made at the discretion of the company.

Deferred Compensation

The company has accrued $80,000 in a reserve that is payable to the CEO at the discretion of the company. This accrual represents deferred compensation for services performed.

Note 4 – Contingencies, Compliance Laws, and Regulations

We are currently involved with litigation against the Company. The nature of this lawsuit involves a purported competitor that is using this lawsuit to try to leverage us into purchasing a subscription from them. We have filed a motion to dismiss. The maximum exposure of this lawsuit is currently less than forty thousand dollars. The Company is currently complying with all relevant laws and regulations.

Note 5 - Owner's Equity

Owner's equity/deficit is presently entirely for the benefit of the sole owner of this single member LLC.

Note 6 - Related Party Transactions

A director loaned the company $35k and the company owes the CEO $80K in deferred compensation.

Note 7 - Subsequent Events

The Company has evaluated events subsequent to December 31, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 30, 2020, the date these financial statements were available to be issued. None were identified.

Note 8 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetay1 and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity 's ability to continue as a going concern.

As a startup, our CEO is considered key personnel. Anything preventing her regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent her involvement, the business will likely incur a period of reduced output and operations.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Note 9 – Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time if we cannot raise the necessary funds until revenue is generated. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.